Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

Twelve Months Ended September 30, 2009

Operating revenues:
Affiliated	$1,008
Nonaffiliated	1,640

Total operating revenues	2,648

Operating expenses:
Operation and maintenance	911
Write off of regulatory assets	25
Depreciation and amortization	527
Provision for/in lieu of income taxes	155
Taxes other than amounts related to income taxes	389

Total operating expenses	2,007

Operating income	641

Other income and deductions:
Impairment of goodwill	860
Other income	41
Other deductions	18
Nonoperating provision for/in lieu of income taxes	27

Interest income	43

Interest expense and related charges	344

Net loss	$(524)